

DIVISION OF
CORPORATION FINANCE

February 20, 2009

Enrique Osorio López
Chief Financial Officer
Vitro, S.A.B. de C.V.
Ave. Ricardo Margain Zozaya 400
Col. Valle del Campestre
Sand Pedro Garza Garcia, Nuevo Leon, 66265 Mexico

> **Re: Vitro, S.A.B. de C.V.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **File No. 001-10905**

Dear Mr. Lopez:

We have reviewed your response letter dated January 22, 2009, and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the year ended December 30, 2007

Item 5. Operating and Financial Review and Prospects, page 38

1. We note your response to our prior comment 10, which provided detailed information on your derivative portfolio, including your risk management philosophy, your market risk exposures and the events and circumstances surrounding your October 2008 loss position of $227 million.   Your response discusses that the fair value of the various derivative financial instruments ("DFIs") was adversely affected by high volatility in the markets, primarily as it relates to the devaluation of the Mexican peso as well as a significant reduction in the cost of natural gas. These factors led to many margin calls and resulted in management deciding to unwind most of its positions in the fourth quarter of 2008. Your Form 20-F for the year ended December 31, 2007, did not provide information in MD&A regarding the specific adverse events (e.g. changes in natural gas costs, interest rates or exchange rates) that would have led to loss positions in your derivative financial instruments.

   Please amend your Form 20-F for the year ended December 31, 2007, to fully comply with Item 5D of the Form 20-F, which requires disclosure to include a discussion of any known trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the company's net sales or revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. In this regard, MD&A should have discussed your short positions relating to natural gas prices, interest rates and exchange rates and how these positions were originated. In your Form 6-K filed December 16, 2008, you provided discussion and examples of the potential impact of an upward or downward change in each of the above mentioned risks, including a table in section 4. However, you did not provide this information in your Form 20-F for the year ended December 31, 2007.

Further amend your Form 20-F to fully comply with FRC 501.02, which requires management to make specific assessments where a trend, demand, commitment, event or uncertainty is known and disclosure is required. In this regard, your Form 20-F did not discuss the obligations and provisions in your DFI agreements, including cross default provisions. According to your Form 6-K filed January 29, 2009, the parties to the DFI agreements stated your failure to pay an aggregate of approximately $293 million dollars constituted events of default and have effectively demanded payment of such amounts. Further, the events of default under the DFI agreements resulted in an event of default under the indentures governing the Senior Notes. The provisions in the DFI agreements and indentures governing the Senior Notes could be triggered as a result of interest rates, exchange rates and commodity pricing. These are uncertainties that should have been assessed under FRC 501.02 and disclosed in MD&A.

2. With regard to the losses incurred on derivative contracts in late 2008, please address the following comments supplementally and in future filings:
    - Clarify whether these losses relate to derivative contracts that were newly entered into in 2008 or if these losses relate to contracts originated in previous years;
    - Clarify whether the contracts that resulted in losses were routine contracts you entered into as a matter of practice or if they were non-routine or unique in nature;
    - Discuss whether the derivative losses were a result of actual losses on the contract or if the losses were a result of terminated contracts or contracts that had matured.

3. We note throughout your responses to our prior comments 1 through 9, you indicate that you will include revised disclosures in future filings. Please consider including these revisions when filing your amended Form 20-F for the above comments.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 106

4. We note in your response to our prior comment 10, you discuss your risk
    management policy for your derivative portfolio and indicate you will include
    revised disclosure in future filings. Further, we note that your Form 6-K filed on
    December 19, 2008, includes a comprehensive discussion of qualitative and
    quantitative information on your derivative portfolio. Please amend your Form
    20-F for the year ended December 31, 2007, to include the comprehensive Item
    11 information that was provided in your response and in your Form 6-K as well
    as the following information:
    ▪ Please clarify supplementally and in future filings, the difference between the
      quantitative information provided in section B of your Form 6-K filed
      December 19, 2008, and the information included on page 108 of your Form
      20-F with regard to your derivative portfolio. The table on page 108 is similar
      in some regards to the information in the Form 6-K but substantially condensed
      and therefore does not provide a reader a full understanding of your exposure to
      these derivative instruments.
    ▪ Tell us and disclose the difference between the two fair value columns provided
      in Section B of your Form 6-K. Please ensure that your revised disclosure fully
      describes each column and what the column is illustrating to the reader.

Note 25e. page F-82

5. We note your response to prior comment 14 where you have revised your Rule 3-
    10 information to correct your presentation of intercompany payables.   We
    further note your conclusion that you will revise future filings as you believe your
    current disclosure would not adversely impact note holders. Although the
    combined financial information of the obligors remains unchanged, your current
    disclosure reports that 40% of consolidated operating cash flows are generated by
    the issuer whereas it truly should be 5%. Although you believe investors look at
    the issuer and guarantors on a combined basis, this assumption ignores the
    existence of any restrictions on the ability of the guarantors to transfer cash to the
    issuer to meet debt service obligations. Please revise this presentation in your
    amended Form 20-F as you have presented in your response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Staff Accountant at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief